UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                             STONEHAVEN REALTY TRUST
                     ---------------------------------------
                                (Name of Issuer)

                 Class A Cumulative Convertible Preferred Shares
                     ---------------------------------------
                         (Title of Class of Securities)

                                   861 921 203
                               ------------------
                                 (CUSIP Number)

                                January 14, 2002
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]     Rule 13d-1(b)

[ X ]     Rule 13d-1(c)

[   ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following pages)




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                                  SCHEDULE 13G

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1)       Name of Reporting Person
         I.R.S. Identification Nos. of above person (entities only)

         Sutter Opportunity Fund 2, LLC

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2)       Check the Appropriate Box          (a)  [   ]
         if a Member of a Group
         (See Instructions)                 (b)  [ X ]

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3)       SEC Use Only

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4)       Citizenship or Place of Organization

         California

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Number of Shares
Beneficially Owned
by Each Reporting
Person with :

(5)  Sole Voting Power

The Reporting Person beneficially owns an aggregate of 41,800 Class A Cumulative Convertible Preferred Shares of the Issuer ("Shares"), or 6.3% of the total outstanding Shares reported by the Issuer as of the end of its most recent fiscal year at December 31, 2001. Sutter Opportunity Fund 2, LLC has sole voting and disposition power over 41,800 Shares, but Sutter Capital Management, LLC, a California limited liability company, is the manager of the Reporting Person, and controls the Reporting Person in its capacity as manager, and Robert E. Dixon is the manager of Sutter Capital Management, LLC and thus controls Sutter Capital Management, LLC in such capacity. Sutter Capital Management, LLC and Mr. Dixon may therefore be deemed to control voting and disposition of the Shares held by the Reporting Person.

(6)  Shared Voting Power

The Reporting Person beneficially owns an aggregate of 41,800 Shares, or 6.3% of the total outstanding Shares reported by the Issuer as of the end of its most recent fiscal year at December 31, 2001. Sutter Opportunity Fund 2, LLC has sole voting and disposition power over 41,800 Shares, but Sutter Capital Management, LLC, a California limited liability company, is the manager of the Reporting Person, and controls the Reporting Person in its capacity as manager, and Robert
E. Dixon is the manager of Sutter Capital Management, LLC and thus controls Sutter Capital Management, LLC in such capacity. Sutter Capital Management, LLC and Mr. Dixon may therefore be deemed to control voting and disposition of the Shares held by the Reporting Person.


(7)  Sole Dispositive Power

The Reporting Person beneficially owns an aggregate of 41,800 Shares, or 6.3% of the total outstanding Shares reported by the Issuer as of the end of its most recent fiscal year at December 31, 2001. Sutter Opportunity Fund 2, LLC has sole voting and disposition power over 41,800 Shares, but Sutter Capital Management, LLC, a California limited liability company, is the manager of the Reporting Person, and controls the Reporting Person in its capacity as manager, and Robert
E. Dixon is the manager of Sutter Capital Management, LLC and thus controls Sutter Capital Management, LLC in such capacity. Sutter Capital Management, LLC and Mr. Dixon may therefore be deemed to control voting and disposition of the Shares held by the Reporting Person.

(8)  Shared Dispositive Power

The Reporting Person beneficially owns an aggregate of 41,800 Shares, or 6.3% of the total outstanding Shares reported by the Issuer as of the end of its most recent fiscal year at December 31, 2001. Sutter Opportunity Fund 2, LLC has sole voting and disposition power over 41,800 Shares, but Sutter Capital Management, LLC, a California limited liability company, is the manager of the Reporting Person, and controls the Reporting Person in its capacity as manager, and Robert
E. Dixon is the manager of Sutter Capital Management, LLC and thus controls Sutter Capital Management, LLC in such capacity. Sutter Capital Management, LLC and Mr. Dixon may therefore be deemed to control voting and disposition of the Shares held by the Reporting Person.



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



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9)       Aggregate Amount Beneficially

         Owned by Each Reporting Person


         Sutter Opportunity Fund 2, LLC              41,800 Shares




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10)      Check if the Aggregate Amount               [   ]
         in Row 9 Excludes Certain
         Shares (See Instructions)




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11)      Percent of Class Represented
         by Amount in Row 9                          6.3%



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12)      Type of Reporting Person
         (See Instructions)

         Sutter Opportunity Fund 2, LLC              OO


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



Item 1.

         (a) The name of issuer as to whose securities this statement relates is Stonehaven Realty Trust (the "Issuer").

         (b) The address of the Issuer's principal place of business is 5620 Smetana Road, Suite 330, Minnetonka, MN 44343.

Item 2.

         (a-c) Sutter Opportunity Fund 2, LLC, is a California limited liability company. Sutter Opportunity Fund, LLC is managed by its managing member, Sutter Capital Management, LLC, a California limited liability company, which is in turn managed by its managing member, Robert E. Dixon, a California resident and U.S. citizen. The principal business address of each of the entities is 150 Post Street, Suite 405, San Francisco, California 94108.

         (d-e) The subject securities are the issuer's Class A Cumulative Convertible Preferred Shares (CUSIP No. 861 921 203).

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
(c) check whether the person filing is a:

         (a-j) Not applicable.

Item 4.  Ownership.

         (a-c) The Reporting Person beneficially owns an aggregate of 41,800 Class A Cumulative Convertible Preferred Shares ("Shares") of the Issuer, or 6.3% of the total outstanding Shares reported by the Issuer as of the end of its most recent fiscal year at December 31, 2001. Sutter Opportunity Fund 2, LLC has sole voting and disposition power over 41,800 Shares, but Sutter Capital Management, LLC, a California limited liability company, is the manager of the Reporting Person, and controls the Reporting Person in its capacity as manager, and Robert E. Dixon is the manager of Sutter Capital Management, LLC and thus controls Sutter Capital Management, LLC in such capacity. Sutter Capital Management, LLC and Mr. Dixon may therefore be deemed to control voting and disposition of the Shares held by the Reporting Person.

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.




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



Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         Sutter Opportunity Fund 2, LLC has sole voting and disposition power over 41,800 Shares, but Sutter Capital Management, LLC, a California limited liability company, is the manager of the Reporting Person, and controls the Reporting Person in its capacity as manager, and Robert E. Dixon is the manager of Sutter Capital Management, LLC and thus controls Sutter Capital Management, LLC in such capacity. Sutter Capital Management, LLC and Mr. Dixon may therefore be deemed to control voting and disposition of the Shares held by the Reporting Person. Management authority over such securities is held solely by Sutter Capital Management, LLC and Mr. Dixon, subject to an extraordinary vote by the equity holders of Sutter Opportunity Fund 2, LLC to terminate Sutter Opportunity Fund 2, LLC and liquidate all of its assets, including the subject securities. None of the equity owners of Sutter Opportunity Fund 2, LLC holds an interest in Sutter Opportunity Fund 2, LLC representing a beneficial ownership interest equal to 6.3% of the subject securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.


         Not applicable.


Item 8.  Identification and Classification of Members of the Group.


         Not applicable.


Item 9.   Notice of Dissolution of Group.


         Not applicable.


Item 10.  Certification.

         By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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



                                   SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, we certify that the information set forth in this statement is true, complete and correct.

Date: June 19, 2002

SUTTER OPPORTUNITY FUND 2, LLC

By Sutter Capital Management, LLC, Manager

         By: /s/Robert Dixon
             Robert Dixon, Manager

































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